Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”).

At the 25th Annual Needham Growth Conference held on January 10, 2023, Steven G. Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer of MaxLinear, responded to questions from Quinn Bolton of Needham & Company relating to the pending acquisition of Silicon Motion, as set forth below.

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Quinn Bolton:	Good. I'm sure a lot of folks in the audience are curious on your latest thoughts on this Silicon Motion acquisition. Can you just give us the latest update on the status of the transaction, where you are in the SAMR review process?

Steve Litchfield:	So yes, not a lot has changed. I mean, on track for mid next year close.

Quinn Bolton:	Mid this year.

Steven Litchfield:	Mid this year. Sorry. Thank you for clarifying, mid 2023 close we're waiting on SAMR approvals, everything seems to be on track or moving as expected. I mean, most of these deals are taking close to 12 months, and that's why we set the timeframe where it is and seems to be playing out that way.

Quinn Bolton:	And how is the company progressing on integration planning? Obviously, it's been a longer review process. Has that given you more time to sort of do that planning?

Steven Litchfield:	Yes, it's a good question. So, the bad part of it is it's taken longer, not longer, but a long time. But the good thing is we get a lot of time with management, we get a lot of time to really learn the business, spend time with the team. I think we've had people over there every month for the past four or five months now. So that's good. And we are also getting to learn it in frankly a tough environment as well, which I think is important to see what actions, I mean, they've always been very tough and kind of navigating some of these slowdowns in the industry. And it's good to be a part of that and see that firsthand. And I think that will give us a tremendous amount of insights as we execute on our integration.

Quinn Bolton:	I know there's probably not a lot of overlap per se in their traditional consumer SSD and mobile phone business, but one of the areas where you see some product synergies is the data center market. Can you maybe spend a minute on how you see the two companies complementing each other in the data center market?

Steven Litchfield:	Sure. Yeah. So, Silicon Motion has been investing heavily in the enterprise SSD market. That's one of the areas that we're very interested. We've been investing in enterprise and kind of some of that data center applications. And so, we see the ability together to be able to build out, leverage some of the relationships that we have and even they have on their side to penetrate that market deeper, of course. I think the synergies between the companies enable us, I mean, not only at the customer relationship level, but also developing new differentiated product, lowering the cost structure so that we can come to market with a unique solution that ultimately is lower cost for the customer as well.

Quinn Bolton:	Should the deal close and I won't ask you – or when, okay. When the deal closes, how do you plan to mitigate the dilution, the gross margin dilution from the SIMO transaction?

Steven Litchfield:	Yeah, so maybe just to calibrate everyone, so we were running kind of 61%, 62% when we announced the acquisition, gross margins. And these guys typically run closer to 50%. So, coming out of the gate, you're looking at a 56%, 57% gross margin number combined. And so, what we've highlighted is that we have the ability to go up and raise that and get that back north of 60%. We demonstrated this on our most recent transaction carve out of Intel where we kind of dropped, strangely, it was a similar level. It dropped down to about 57%, and then over the next couple of years, we raised it back up to 62%. So, we're hoping to do the same thing. Some of the specifics around that is really kind of negotiating with suppliers. We were just talking about the cost.

We've identified a $100 million of synergies, 30 of that's coming from the COGS line. And that's where we do expect to see some more leverage. These guys do have probably two plus times the volume at TSMC than we do. And so, I'm very optimistic that we can go off and get some cost reductions from wafer suppliers, but also assembly and test. And then naturally that does bleed over into the OpEx side. But I know your question is on the gross margin side. So, I think that's the cost side, and I think ultimately that's where we will focus, is just driving more cost out of the equation to drive that up.

Quinn Bolton:	One of the questions we've gotten from investors is, it's a lengthy process with SIMO, do you have the ability to do more than one deal at a time? Would you – if you've found the right transaction, is that something you could pursue now? Does the pending SIMO transaction prevent you from looking at other deals.

Steven Litchfield:	So, it doesn't prevent us from looking at other deals. Look, this is a big deal for us, and we take on some leverage and some debt to do this right. And so, I think the only restriction that I think of it, it's just from a balance sheet perspective is probably limited things that we can do, but maybe some smaller tuck-in type of things we could do and would consider, assuming the financials make sense.

Quinn Bolton:	After the SIMO deal goes through, what's your appetite for other transformative transactions, assuming the balance sheet allows?

Steven Litchfield:	Yeah, and I would emphasize, I mean, look, that first kind of 12 to maybe as far as 18 months, I mean, is going to be just completely focused on getting the integration done, debt paid down as fast as possible. Both companies generate a lot of cash. We will expect to do that going forward, and we want to pay that down quickly.

After that, definitely we have lots of interest in doing additional deals. Frankly, one of the benefits is the scale that we get from the two companies and our ability to go up and do more deals together. I mean we definitely have a long list, or we had a long list before this acquisition. We still have that list and would definitely look at others as well.

So, we would like to move forward with more acquisitions. I mean, we don’t typically talk too much about where, but I mean where we’re investing organically is where we would also like to continue to grow and invest inorganically.

Quinn Bolton:	It sounds like scale is an important factor in your M&A considerations, and so larger deals are certainly not off the table.

Steven Litchfield:	It definitely has not, yeah, we always looking for bigger deals that’ll move the needle, and that’s I mean, what you’ve seen MaxLinear do historically is do bigger deals to get scale, but then also we could do some tuck-in deals along the way to accelerate some product development efforts, things like that. So, we would definitely consider both.

Quinn Bolton:	Last one for me on SIMO, just where do you see the term debt sort of pricing out at this point? I know rates have been sort of moving up.

Steven Litchfield:	Right. So, rate wise, so when we announce a deal the interest rates were looking to be more around the 4.5% range. Today, it’s probably in the 7.5% to 8% range and seems to be stabilizing to some degree right now. And now ultimately this won’t price until we’re closer to the close of the transaction.

So maybe it’s sometime mid next year. So, what are rates going to be? I’m sure we have a lot of experts in the room, but hopefully it’s a little bit less, but I mean, even if it’s kind of moving sideways from here is kind of where I’d expect it to be.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the proposed transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the potential merger with Silicon Motion, the anticipated benefits of the potential merger with Silicon Motion, including with respect to the growth of Silicon Motion’s business, potential synergies, potential gross margins, market opportunity, market growth and revenue growth, the anticipated timing of the SAMR review and final determination, the anticipated closing date of the potential merger with Silicon Motion and statements regarding MaxLinear’s business plans, including with respect to integration, debt pricing and future strategic transactions. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion and MaxLinear’s businesses and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; and (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed by MaxLinear with the SEC and provided by Silicon Motion to its security holders in connection with the proposed transaction as well as in MaxLinear’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other future reports to be filed with the Securities and Exchange Commission (the “SEC”). While the lists of risk factors presented here and in the proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Silicon Motion and a prospectus of MaxLinear (the “Registration Statement”).

The proxy statement/prospectus and this communication are not offers to sell MaxLinear securities, and are not soliciting an offer to buy MaxLinear securities, in any state where the offer and sale is not permitted.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.